FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: June 22, 2006



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            22 June 2006, Unilever Statement


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Exhibit 99

                               UNILEVER STATEMENT



         CESCAU CONFIRMS TRANSFORMATION WILL DELIVER LONG-TERM AMBITION





Unilever CEO Patrick Cescau today joined other industry leaders at a conference in Paris. He spoke about the long-term transformation of the business, how he would sustain current performance, and the long-term strategy for value creation.

Commenting after the presentation on the growth potential for the business he re-confirmed Unilever's long-term ambition to grow ahead of its markets as set out with its 4th Quarter results in 2005. Cescau refused to outline a timeframe for achieving his ambition of above market growth.

Cescau outlined how he aims to move the business into higher growth space through a better allocation of resources, innovation, acquisition, and a focus on Vitality.

If Unilever's markets grew at the upper end of their estimated range this would result in sales growth of up to 4-5%.